[Cellu Tissue Holdings, Inc. Letterhead]

November 30, 2010

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John Reynolds

                 Assistant Director

RE:	Cellu Tissue Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 19, 2010, as revised on November 19, 2010 File No. 001-34606

Dear Mr. Reynolds:

Reference is made to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-captioned Preliminary Proxy Statement filed by Cellu Tissue Holdings, Inc. (the “Company”) on October 19, 2010, as revised on November 19, 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (770) 407-2148.

Sincerely,

/s/ Russell C. Taylor

Russell C. Taylor

President and Chief Executive Officer

cc:

Damon Colbert - U.S. Securities and Exchange Commission

David Link - U.S. Securities and Exchange Commission

W. Edwin Litton - Cellu Tissue Holdings, Inc.

Alan J. Prince - King & Spalding LLP

Anne M. Cox - King & Spalding LLP